UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)OF THE SECURITIES EXCHANGE ACT OF 1934

CARBONICS CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Commission File No.:000-28887

Delaware	22-3328734
(State of other jurisdiction of	(IRS Employer
incorporation or organization	Identification No.)

One Penn Plaza, Suite 1612, New York, NY	10119
(Address of principal executive offices)	(Zip Code)
(212) 994-5374
(Registrant’s telephone number)

No Change
(Former name or former address, if changed since last report)

Carbonics Capital Corporation

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “Carbonics”, “we”, “us”, and “our” are to Carbonics Capital Corporation. References to “Carbonics Common Stock” are to the common stock of Carbonics, par value $.0001. References to “Series C Preferred Stock” are to the Series C Preferred Stock of Carbonics.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in membership of the board of directors of Carbonics. The date of this information statement is August 17, 2010. This information statement is being mailed to shareholders of record as of August 24, 2010 (the “Shareholders”) and was filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2010. A new director has been appointed to our Board of Directors.  The previous members of the Board have resigned, and their resignations will be effective ten (10) days after the mailing of this Information Statement to our Shareholders.  At that time, the newly appointed director will be the sole director of Carbonics.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF ALL OF THE MEMBERS OF CARBONICS’ BOARD AND THE APPOINTMENT OF A REPLACEMENT. NO ACTION IS REQUIRED BY THE SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

Please read this Information Statement carefully. It describes the terms of the acquisition of Westport Energy LLC by Carbonics’ wholly-owned subsidiary, Westport Acquisition Inc., as described in more detail in the section below entitled “Acquisition of Westport Energy” (the “Acquisition”) and also contains certain biographical and other information concerning the person who will serve as our executive officer and director upon consummation of the Acquisition. Upon the consummation of the Acquisition, we expect to file a Current Report on Form 8-K to disclose the consummation of the Acquisition and the transactions relating thereto.  All Carbonics filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

ACQUISITION OF WESTPORT ENERGY LLC

On August 17, 2010 Carbonics entered into an LLC Membership Interest Purchase Agreement (“LLC Purchase Agreement”) with New Earthshell Corporation, a Delaware corporation (“NEC”), Westport Energy, LLC, a Delaware limited liability company (and a wholly-owned subsidiary of New Earthshell Corporation) (“Westport Energy“) and Westport Acquisition, Inc., a Delaware corporation (and a recently organized wholly-owned subsidiary of Carbonics) (“Westport Acquisition”), pursuant to which Westport Acquisition agreed to acquire 100% of the membership interest in Westport Energy in accordance with the terms of the LLC Purchase Agreement.

Immediately following the execution of the LLC Purchase Agreement, Westport Acquisition completed the acquisition of Westport Energy and the parties to the LLC Purchase Agreement also completed various other related transactions in accordance with the terms of the LLC Purchase Agreement and those respective agreements on that same day (the “Closing Transactions”). In addition to the execution and delivery of the LLC Purchase Agreement, the Closing Transactions included:

•
The issuance by Carbonics to NEC of a senior Secured Convertible Debenture dated August 17, 2010 in the principal amount of $27,640,712, in consideration for the acquisition of the membership interest in Westport Energy by Westport Acquisition (the “NEC Debenture”). The NEC Debenture bears interest at the rate of 9% per annum, payable at maturity.  The maturity date for payment of the NEC Debenture is August 31, 2012.  The holder of the NEC Debenture is entitled to convert the principal and accrued interest on the NEC Debenture into common stock of Carbonics at a conversion rate equal to $0.0003 per share, subject to adjustment and certain beneficial ownership limitations as provided for in the NEC Debenture.

•
The execution and delivery of a Guaranty Agreement dated as of August 17, 2010 (the “Guaranty”) given by (i) Westport Acquisition, (ii) Westport Energy and (iii) each subsidiary and affiliate of Westport Acquisition or Westport Energy identified therein or hereinafter joined to the Guaranty in favor of NEC, pursuant to which the Guarantors unconditionally and irrevocably guarantee the full payment and performance of all obligations owed or hereafter owing by Carbonics to NEC.

•
The execution and delivery of a Security Agreement in favor of NEC dated August  17, 2010 by and among (i) Carbonics, (ii) Westport Acquisition, (iii) Westport Energy; and (iv) any subsidiary and affiliate of Carbonics, Westport Acquisition or Westport Energy identified therein or joined to this agreement in the future (collectively, the “Grantors”), pursuant to which the Grantors granted to NEC security interests in all of the assets and personal property of each Grantor in order to secure the obligations under the NEC Debenture.

•
The execution and delivery of a Pledge and Escrow Agreement dated as of August 17, 2010, by 4 Sea-Sons LLC, a Delaware limited liability company (the “Preferred Shareholder”), Westport Acquisition, Carbonics and each subsidiary, direct and indirect, of Carbonics, Westport Acquisition or the Preferred Shareholder identified therein or joined to this agreement in the future (collectively, the “Pledgors”) in favor of NEC, pursuant to which the Pledgors pledged to NEC as security for the NEC Debenture (i) all securities, membership, partnership or other ownership interests or rights to purchase owned by any of the Pledgors identified therein and (ii) all securities, membership, partnership or other ownership interests obtained in the future by a Pledgor  (collectively, the “Pledged Securities”) and (A) all of the Pledgors’ interests in respect of the Pledged Securities and Pledgors’ interests in all profits and distributions to which the Pledgors shall at any time be entitled in respect of such Pledged Securities and (B) to the extent not otherwise included, all proceeds, dividends, warrants, options, rights, instruments, and other property from time to time received or otherwise distributable in respect of or in exchange of any or all of the foregoing.

At the time of the closing, Viridis Capital LLC, in exchange for $10, transferred to the Preferred Shareholder all of the shares of Series C Preferred Stock issued by Carbonics, which were owned by Viridis Capital LLC. As a result of such transfer and its ownership interest in the Series C Preferred Stock, the Preferred Shareholder now owns the majority of the equity in Carbonics.  The transfer of these shares was made subject to such shares remaining pledged to YA Global Investments, L.P. a Cayman Islands limited partnership (“YA Global”) as security for certain obligations of Carbonics under secured convertible debentures held by YA Global (the “Existing YA Global Debentures”).

At the closing, Stephen J. Schoepfer was elected as Chairman of the board of directors of Carbonics.  In addition, at the closing, Kevin Kreisler, the former Chairman of the board of directors of Carbonics, and Paul Miller, also a member of the board of directors of Carbonics, submitted their resignations as members of the board, which resignations shall become effective ten (10) business days after the mailing of this 14f-1 Information Statement to the shareholders of Carbonics.

Also at the closing, the current officers and managers of Carbonics, Westport Acquisition and Westport Energy resigned from their respective positions and Stephen J. Schoepfer was elected Chief Executive Officer, Chief Financial Officer and Secretary of Carbonics and President of Westport Energy and Westport Acquisition.

Immediately following the closing of the Westport Acquisition, Carbonics issued to YA Global a secured convertible debenture dated August 17, 2010 in the principal amount of $650,000.00 (the “New YA Debenture”). The New YA Debenture bears interest at the rate of 9% per annum, payable at maturity.  The maturity date for payment of the New YA Debenture is August 31, 2012.  The holder of the New YA Debenture is entitled to convert the principal and accrued interest on the YA Debenture into common stock of Carbonics at a conversion rate per share initially equal to the lower of $0.0003 or 90% of the lowest VWAP for the shares during the 20 trading days immediately prior to conversion, subject to adjustment and certain beneficial ownership limitations as provided for in the YA Debenture. The proceeds from the YA Debenture will be used by Carbonics to fund various short-term administrative and operating expenses.

 General Business Summary of Westport

Westport Energy was organized in the state of Delaware in October 2008 and, immediately prior to the Acquisition, was wholly-owned by NEC. Westport Energy is an exploration stage company engaged in the exploration for coalbed methane in the Coos Bay region of Oregon. Westport Energy holds leases to approximately 104,000 acres of prospective coalbed methane lands in the Coos Bay Basin.

VOTING SECURITIES

As of August 17, 2010, there were 2,879,307,216 shares of Carbonics Common Stock outstanding and 921,890 shares of Series C Preferred Stock outstanding. The shares of Series C Preferred Stock, in aggregate, are convertible into a number of shares of Carbonics Common Stock, which upon conversion shall equal 73.75% of the full-diluted outstanding shares of Carbonics Common Stock.  Each share of Carbonics Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the Shareholders. Each holder of Series C Preferred Stock shares has voting rights equal to the number of shares of Carbonics Common Stock into which the shares of Series C Preferred Stock are convertible.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

Beneficial Ownership Information Prior to the Acquisition

The following table sets forth, as of August 17, 2010 and prior to the consummation of the Acquisition, certain information concerning the beneficial ownership of Carbonics Common Stock and Series C Preferred Stock by (i) each person who is known by us to be the beneficial owner of more than five percent (5%) of any class of our voting securities; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group, and their percentage ownership. Unless otherwise noted, (i) we believe that all persons named in the table have sole voting and investment power with respect to all shares of Carbonics Common Stock and Series C Preferred Stock beneficially owned by them and (ii) the address of each beneficial owner is c/o Carbonics Capital Corporation, One Penn Plaza, Suite 1612, New York, NY 10019.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage ofClass (2)	Voting Power(2)	Class (Common Stock/Series C Preferred)
Kevin Kreisler	921,890	100%	73.75%	Series C Preferred

Paul Miller	24,900,000	*	*	Common

Jacqueline Flynn	—	—	—	—

All executive officers and directors as a group (3 persons)			73.75%

*	Less than one percent (1%)

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(2)	Based on 2,879,307,216 shares of Carbonics Common Stock issued and outstanding as of August 17, 2010.

Beneficial Ownership Information after the Acquisition

The following table sets forth certain information known to us with respect to the beneficial ownership of Carbonics Common Stock and Series C Preferred Stock immediately following the consummation of the Acquisition (and resignation of the previous Board members) by (i) each person who will be a beneficial owner of more than five percent (5%) of any class of our voting securities, (ii) each individual who will be a director and executive officer, (iii) all of our directors and executive officers as a group, and (iv) by New Earthshell Corporation, the former owner and manager of Westport Energy and holder of the NEC Debenture.

Unless otherwise noted we believe that all persons named in the table will have sole voting and investment power with respect to all shares of Carbonics Common Stock and Series C Preferred Stock beneficially owned by.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage ofClass (2)	Voting Power(2)	Class (Common Stock/Series C Preferred)
4 Sea-Sons LLC(3)	921,890		100%	73.75%	Series C Preferred

All executive officers and directors as a group (2 persons)				73.75%

New Earthshell Corporation (4)	143,677,430	(5)	4.99%	0.42%	Common

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(2)	Based on 2,879,307,216 shares of Carbonics Common Stock issued and outstanding as of August 17, 2010.

(3)
The shares of Series C Preferred Stock, in aggregate, are convertible into a number of shares of Carbonics Common Stock, which upon conversion shall equal73.75% of the full-diluted outstanding shares of Carbonics Common Stock. The entire membership interest of 4 Sea-Sons LLC is owned by Stephen J. Schoepfer our Chairman, Chief Executive Officer and Chief Financial Officer.  The address for 4 Sea-Sons LLC is c/o Carbonics Capital Corporation, One Penn Plaza, Suite 1612, New York, NY 10019.

(4)
Immediately following the consummation of the Acquisition, New Earthshell will be the holder of the NEC Debenture and will no longer, either by itself, or through any of its affiliates, have any ownership stake or management position in Westport Energy.  New Earthshell is wholly owned by YA Global and all investment decisions for New Earthshell are made through Yorkville Advisors, LLC, the investment manager of YA Global.  The address for Yorkville Advisors is 101 Hudson Street, Suite 3700, Jersey City, NJ 07302.

(5)
The beneficial ownership for New Earthshell includes 12,269,231 shares of common stock held by New Earthshell or its affiliates, plus 131,408,199 shares of the Company’s common stock issuable upon the conversion of the NEC Debenture, but does not include any other shares of the Company’s common stock that may be issuable to New Earthshell or YA Global (an affiliate of New Earthshell Corporation) upon conversion of the NEC Debenture, the Existing YA Global Debentures, the New YA Global Debenture, or warrants held by YA Global, as each prevents the holder (or its affiliates) from acquiring more than 4.99% of the Company’s common stock.

CHANGES TO THE BOARD OF DIRECTORS

Directors and Executive Officers Prior to the Acquisition

Set forth below is information regarding Carbonics’ directors and executive officers prior to the Acquisition:

Name	Age	Position
Kevin Kreisler	37	Chairman
Paul Miller	35	Chief Executive Officer, Director
Jacqueline Flynn	43	Chief Financial Officer

Kevin Kreisler is the founder, chairman and chief executive officer of GreenShift Corporation (OTCBB:  GERS). Mr. Kreisler served as GreenShift’s vice president from 1998 to 2000, president from 2000 to 2002, chief executive officer from 2002 to 2005 and has served as GreenShift’s chairman from 2005 to the present. Mr. Kreisler is a graduate of Rutgers University College of Engineering (B.S., Civil and Environmental Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D., 1997). Mr. Kreisler is admitted to practice law in New Jersey and the United States District Court for the District of New Jersey.

Dr. Paul Miller was the founder of Sustainable Systems, LLC in 2001 and served as its managing member until 2005 and its manager from 2005 to the present.  In addition, Dr. Miller served as the president of Sustainable Systems, Inc., the sole member of Sustainable Systems, LLC from 2007 to the present.  Dr. Miller is a graduate of Radford University (B.S., Chemistry, 1996) and the University of Montana (Ph.D., Chemistry, 2007).

Jacqueline Flynn has over twenty years experience in financial accounting for both public and private companies.  Ms. Flynn has been employed since 2006 as Controller of GreenShift Corporation, an affiliate of Carbonics Capital.  From 2002 to 2005, Ms. Flynn was employed as Chief Financial Officer by Accent Mortgage Company of Alpharetta, Georgia.  During the three years prior to 2002 Ms. Flynn was employed by Lahaina Acquisitions, Inc., a public company that owned Accent Mortgage Company during that period.  She was employed by Lahaina Acquisitions first as Controller and then as Chief Financial Officer.  Ms. Flynn was awarded an M.B.A. in 1994 by Brenau University.

Directors and Executive Officers after the Acquisition

Set forth below is information regarding Carbonics’ directors and executive officers upon consummation of the Acquisition and resignation of the members of the Board who served prior to the Acquisition.

Name	Age	Position
Stephen J. Schoepfer	51	Chairman, Chief Executive Officer, Chief Financial Officer & Secretary

Stephen J. Schoepfer will be our Chief Executive Officer, Chief Financial Officer and Secretary upon consummation of the Acquisition. Prior to the closing of the Acquisition Mr. Schoepfer was self-employed as an independent business consultant since July 2009. From April 2004 until July 2009 Mr. Schoepfer was employed as Chief Operating Officer, Chief Financial Officer and Secretary of JAG Media Holdings, Inc. (OTCBB: JAGH), a publicly traded company, which at the time distributed financial information on a subscription basis via fax and the Internet. Previously, Mr. Schoepfer served as JAG Media’s Executive Vice President, Chief Operating Officer and Secretary from July 1999 to April 2004. Mr. Schoepfer was also a member of JAG Media’s Board of Directors from July 1999 through July 2009. Prior to joining JAG Media in July 1999, Mr. Schoepfer was a Financial Advisor with the investment firm of Legg Mason Wood Walker. Prior to joining Legg Mason, Mr. Schoepfer served as a Financial Advisor and Training Coordinator at Prudential Securities. Mr. Schoepfer attended Wagner College.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Instead, the functions that might be delegated to such committees are carried out by our entire Board of Directors, to the extent required, due to the small size of our Board of Directors. During 2009 our Board of Directors held no formal meetings, but acted by unanimous consent on several occasions.

Director Independence

Immediately after the effective date of the Acquisition, we will not have any independent directors, as that term is defined in Rule 4350 (c) of the Marketplace Rules of The NASDAQ Stock Market LLC. We are not subject to the requirements of a national securities exchange with respect to the requirement to have a majority of our directors be independent.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Carbonics‘ Executive Officers and Directors Prior to the AcquisitionSummary Compensation Table

The following table sets forth certain information regarding compensation awarded to, paid to or earned by our Chairman of the Board, Chief Executive Officer and Chief Financial Officer for services rendered during fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009 (together, the “named executive officers”). No other executive officer received total compensation exceeding $100,000 in the above-referenced fiscal years. As of December 31, 2009, no executive officer held options to acquire Carbonics Capital Stock or Series C Preferred Stock.

	Annual Compensation				Long-term Compensation	All Other
Name and Principal Position	Year	Salary	Bonus	Other	Shares Granted	Compensation
Kevin Kreisler	2009	$--	$--	--	--	$50,000
Chairman	2008	--	--	--	--	--
	2007	--	--	--	--	--

Jacqueline Flynn	2009	$--	--	--	--	$--
Chief Financial Officer	2008	--	--	--	--	--
	2007	--	--	--	--	--

Paul Miller	2009	$83,333	--	--	--	$24,900
Chief Executive Officer	2008	--	--	--	--	--
	2007	--	--	--	--	--

Employment Agreements

Our relationships with our executive officers are currently on an at-will basis.

Director Compensation Employees who are also members of the Board of Directors are not additionally compensated for their services as a director.  We currently have no directors who are not also employees.

Compensation of Carbonics‘ Executive Officers and Directors after the Acquisition

Executive Compensation

Upon consummation of the Acquisition no executive officer held options to acquire Carbonics Capital Stock or Series C Preferred Stock. We intend to enter into an employment agreement with Stephen J. Schoepfer, our Chairman, Chief Executive Officer and Financial Officer, upon consummation of the Acquisition or shortly thereafter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions prior to Acquisition

Effective June 30, 2009, Carbonics and GS AgriFuels Corporation entered into a Stock Purchase Agreement pursuant to which Carbonics Capital acquired 100% of the stock of Sustainable Systems, Inc. from GS AgriFuels in return for assumption of $4,000,000 of GS AgriFuels’ indebtedness to YA Global Investments, L.P.   GS AgriFuels is a subsidiary of GreenShift Corporation, which company is majority owned by Viridis Capital, LLC, which was the majority shareholder of Carbonics until the consummation of the Acquisition.

During 2009 Minority Interest Fund (II), LLC (“MIF”) was party to certain convertible debentures issued by Carbonics.  The managing member of MIF is a relative of Kevin Kreisler, who was the Chairman of Carbonics prior to the consummation of the Acquisition.

Dated: August 19, 2010

CARBONICS CAPITAL CORPORATION

By: /s/ Kevin Kreisler
Kevin Kreisler